                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on July 14, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: July 14, 2008                      By: /s/ Ety Sabach
                                          -------------------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

          G. WILLI-FOOD ANNOUNCES THAT ITS U.S. SUBSIDIARY - WF KOSHER
            FOOD DISTRIBUTORS LTD. - CLOSES DOORS OF ITS OPERATIONS;
          WF FILES COMPLAINT FOR $10M AGAINST SELLER OF U.S. OPERATIONS

    WILLI-FOOD PROJECTS 41% INCREASE IN Q2 REVENUE AND 45% INCREASE IN FIRST
                         HALF FISCAL 2008 REVENUE Y-O-Y

YAVNE, ISRAEL - JULY 14, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that its U.S. subsidiary - WF Kosher Food
Distributors Ltd. ("WF") - has ceased the activities of its operations effective immediately. WF has filed a complaint in the New York Supreme Court against the seller to WF of the operations and assets of Laish Israeli Food Products Ltd.
("Laish") for losses incurred resulting from inaccurate representations made by the seller in connection with the sale of Laish assets to WF, and from the seller's malicious interference with the U.S. operations of WF after the sale of the operations to WF.

WF also intends to file a complaint against certain Israeli vendors that provided it with products not in accordance with the agreed upon terms.

SECOND QUARTER AND FIRST HALF FISCAL 2008 REVENUE

Willi Food anticipates second quarter fiscal 2008 revenues to increase approximately 41% as compared to the same period a year ago. Furthermore the
Company anticipates first half fiscal 2008 revenues to increase approximately
45% as compared to the same period a year ago. The increase in revenues was primarily due to the consolidation of the financial results of Shamir Salads and the Danish dairy distributor division into Willi Food's balance sheet.
Contributions from Willi Food's joint venture with the Baron Family as well as organic growth from its Gold Frost and Willi Food division in Israel also contributed to the results.

Zwi Williger, chief operating officer of Willi Food commented, "We are very pleased with our fiscal 2008 results to date. By and large, our organic growth has been strong and our acquisition strategy effective, and we have achieved significant double digit revenue growth for the first half of fiscal 2008 despite rising commodity costs. We do not expect that the closing of WF's doors will have a material effect on our existing import business into the U.S. of our other operating divisions."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
600 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at
http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il

IR CONTACT:
Grayling Global
Christopher Chu
(646) 284-9426
cchu@hfgcg.com